SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 4)*



                  Philippine Long Distance Telephone Co.

                             (Name of Issuer)

       American Depositary Shares representing Common Capital Stock

                      (Title of Class of Securities)

                                718252604

                              (CUSIP Number)

                            December 31, 2001

         (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: 718252604                                                Page 1 of 9



 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  15,252,040


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  15,399,270
   PERSON
   WITH:

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,399,270   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.1%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC








CUSIP: 718252604                                                Page 2 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  13,477,640


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  13,612,020
   PERSON
   WITH:

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,612,020   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA




CUSIP: 718252604                                                Page 3 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Emerging Markets Growth Fund, Inc.
     95-4026510

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


              5   SOLE VOTING POWER

                  9,366,979


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
   PERSON
   WITH:

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,366,979


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.5%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV








CUSIP: 718252604                                                Page 4 of 9

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 4

Item 1(a)   Name of issuer:
       Philippine Long Distance Telephone Co.

Item 1(b)   Address of issuer's principal executive offices:
       Ramon Cojuangoo Building
       Makati Avenue
       Makati City, Philippines

Item 2(a)   Name of person(s) filing:
       Capital Group International, Inc., Capital International, Inc. and Emerging Markets Growth Fund, Inc.

Item 2(b)   Address or principal business office or, if none,
       residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of class of securities:
       American Depositary Shares representing Common Capital Stock

Item 2(e)   CUSIP No.:
       718252604

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
       (d)   [X]   Investment Company registered under section 8 of
            the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)    [X]   An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).
       (g)   [X]   A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 to 4

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:


CUSIP: 718252604                                                Page 5 of 9

       Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 13,612,020 shares or 8.1% of the 168,856,000 shares of American Depositary Shares representing Common Capital Stock believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 9,366,979 shares or 5.5% of the 168,856,000 shares of Common Stock believed to be outstanding.

       Shares reported by Capital Group International, Inc. include 147,230 shares resulting from the assumed conversion of 85,950 shares of the Global Depositary Shares, evidenced by Global Depositary Receipts, each representing one share of Series III Convertible Preferred Stock; and include 8,837,270 American Depositary Shares, representing 8,837,270 shares of the Common Capital Stock.

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1.
          Capital Guardian Trust Company is a bank as defined in
          Section 3(a)(6) of the Act and a wholly owned subsidiary of Capital Group International, Inc.






CUSIP: 718252604                                                Page 6 of 9

       2.
          Capital International Research and Management, Inc. dba
          Capital International, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

       3.
          Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

       4.
          Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

       5.
          Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940.

Item 8   Identification and Classification of Members of the Group:
       N/A

Item 9   Notice of Dissolution of Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 12, 2002


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Group International, Inc.




CUSIP: 718252604                                                Page 7 of 9

        Date:          February 12, 2002


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International, Inc.


        Date:          February 12, 2002


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Emerging Markets Growth Fund, Inc.




        *By    /s/ Kenneth R. Gorvetzian

               Kenneth R. Gorvetzian
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.

































CUSIP: 718252604                                                Page 8 of 9

                               AGREEMENT

                            Los Angeles, CA
                           February 12, 2002

  Capital Group International, Inc. ("CGII"), Capital International, Inc. ("CII") and Emerging Markets Growth Fund, Inc. ("EMGF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary Shares representing Common Capital Stock issued by Philippine Long Distance Telephone Co.

  CGII, CII and EMGF state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII, CII and EMGF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International, Inc.


                 EMERGING MARKETS GROWTH FUND, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Emerging Markets Growth Fund,
                                   Inc.


*By  /s/ Kenneth R. Gorvetzian

     Kenneth R. Gorvetzian
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.








CUSIP: 718252604                                                Page 9 of 9